Exhibit 99.1

Daqo New Energy’s New Phase 5A Facility in Inner Mongolia Reaches Full Production Capacity

Shanghai, China — June 15, 2023—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that its new Phase 5A polysilicon 100,000 MT production facility in Baotou city, Inner Mongolia, has reached full production capacity. With the addition of Phase 5A, the Company’s total annual nameplate production capacity has expanded to 205,000 MT.

Mr. Longgen Zhang, CEO of Daqo New Energy, commented, “We’re very excited to announce that our new Phase 5A production facility reached full production capacity in June, as originally planned. I would like to thank our entire team for their hard work and dedication which enabled us to complete such a sizable facility with highly advanced technologies and a fully-automated, digitized operational system on schedule. Our teams will continue to optimize operational efficiency, improve cost structure and enhance product quality, making it one of the most competitive polysilicon facilities which is fully N-type compatible to support the future development of the next generation of solar PV technology and products. ”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents that the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 205,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

For more information, please visit www.dqsolar.com

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Email: dqir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

rvanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@Christensencomms.com